SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T LONG TERM SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2008	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2008	19

Exhibit:

Consent of Independent Registered Public Accounting Firm	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
AT&T Long Term Savings and Security Plan

We have audited the accompanying statement of net assets available for benefits of AT&T Long Term Savings and Security Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of AT&T Long Term Savings and Security Plan as of December 31, 2007 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 24, 2008.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dallas, Texas
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
AT&T Long Term Savings and Security Plan

We have audited the financial statements of the AT&T Long Term Savings and Security Plan as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying contents page.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Long Term Savings and Security Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The Hanke Group, P.C.

San Antonio, Texas
June 20, 2008

This report is a copy of the previously issued report. The Hanke Group, P.C. has not reissued this report.

AT&T LONG TERM SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2008	2007
ASSETS
Investments, at fair value:
Investment in Master Trust	$1,017,551	$1,323,531
Participant loans	31,160	32,311
Net assets reflecting investments at fair value	1,048,711	1,355,842

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	9,261	1,292

Net Assets Available for Benefits	$1,057,972	$1,357,134

See Notes to Financial Statements.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2007	$1,357,134

Additions to Net Assets:
Contributions:
Participant contributions	32,029
Employer contributions	13,173
Other	22
45,224

Investment Income (Loss):
Net loss from investment in Master Trust	(221,247)
Interest on participant loans	2,167
(219,080)
Total Additions, net of investment loss	(173,856)

Deductions from Net Assets:
Distributions	124,493
Administrative expenses	173

Total Deductions	124,666

Net decrease before transfers	(298,522)

Interplan Transfers	(640)

Net Assets Available for Benefits, December 31, 2008	$1,057,972

See Notes to Financial Statements.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description – The AT&T Long Term Savings and Security Plan (Plan) is a defined contribution plan established by AT&T Corp. (ATTC) to provide a convenient way for eligible non-management employees of participating ATTC companies to save on a regular and long-term basis. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan documents include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On November 18, 2005, ATTC was acquired by AT&T Inc. (AT&T or the Company). As a result of the acquisition, the AT&T Corp. common stock held in the AT&T Stock Fund was converted to AT&T common stock based on a conversion ratio. Interplan transfers represent participant transfers between company-sponsored employee benefits plans due to changes in the participant's employment status.

The Plan participates in the AT&T Savings Master Trust (Master Trust) for the investment of the pooled assets of various funds. In October 2007, AT&T established the AT&T Group Investment Trust (Group Trust) to manage assets of pooled investment options between the Plan and other AT&T sponsored employee benefit plans. The Master Trust began participating in the Group Trust on October 1, 2007. The trustee of the Master Trust and the Group Trust is the Bank of New York Mellon (BNY Mellon). (See Note 6)

During 2008, participants could invest their contributions in one or more funds in 1% increments:

• AT&T Total Return Bond Fund*	• T Rowe Price Mid Cap Growth**
• AT&T U.S. Stock Fund*	• Capital World Growth and Income**
• AT&T International Stock Fund*	• Morgan Stanley International Equity**
• AT&T Stable Value Fund*	• Legg Mason Value Trust Inst**
• Vanguard Windsor II Admin**	• Asset All Strategy Growth**
• Vanguard US Growth Admin**	• Asset All Strategy Balanced**
• T Rowe Price Small Cap Stock**	• Asset All Strategy Income**
• US Bond Market Index**	• Total US Stock Market Index**
• S&P 500 Index Fund**	• Extended US Stock Market**
• Fidelity Magellan**	• International Stock Market Index**
• Fidelity Equity Income**	• Fidelity Dividend Growth**
• Fidelity Low Price Stock**	• Fidelity High Income**
• Fidelity Diversified International**	• AT&T Shares Fund**

* Fund option is an investment fund option of the Group Trust through the Master Trust as of December 31, 2008 and 2007.
** Fund option is an investment fund option of the Master Trust as of December 31, 2008 and 2007.

Participants contribute to the Plan on a pre-tax basis through payroll allotments. The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. All contributions are participant-directed.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, account balances of all participants shall be 100% vested.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Benefits are recorded when paid.

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value. The guaranteed investment contracts (GICs) and the Synthetic GIC’s hold asset backed securities.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Publicly traded partnerships are valued using trades on a national securities exchange on the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and Synthetic investment contracts (Synthetic GICs). As required by the FSP, the fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the Synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

3.
Tax Status – The Plan has received a determination letter from the Internal Revenue Service dated March 28, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. In addition, the Plan was filed with the Internal Revenue Service for a new favorable determination letter on February 2, 2009 pursuant to, and as a part of, the IRS determination letter filing program (Cycle C).

4.
Plan Expenses – In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the Master Trust. Fees for BNY Mellon’s services are paid out of Master Trust assets. Expenses attributable to the management and investment of each of the investment funds are charged against those respective funds.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

5.
Fair Value Measurements – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FASB Statement No. 157).  FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FASB Statement No. 157 are effective for fiscal years beginning after November 15, 2007. The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant

The FASB Statement No. 157 framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FAS Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

The only investment held by the Plan (outside of the Master Trust) is participant loans, and is classified as a Level 3 investment in the fair value hierarchy at December 31, 2008. There are no realized or unrealized gains or losses on participant loans.  The change from the December 31, 2007 balance of $32,311 consists solely of net issuances and settlements. See Note 6 for fair value hierarchy for the Master Trust’s investments.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

6.	Investments – During 2008 the Plan held an investment in the Master Trust, and the Master Trust held an investment in the Group Trust.

AT&T Savings Master Trust Investments

The Master Trust was established to manage assets of pooled investment options among various AT&T sponsored plans. Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Master Trust are listed below:

December 31, 2008

AT&T Long Term Savings and Security Plan	99.93%
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.07%
100.0%

December 31, 2007

AT&T Long Term Savings and Security Plan	14.96%
AT&T Long Term Savings Plan for Management Employees	84.05%
AT&T Retirement Savings and Profit Sharing Plan	0.92%
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.01%
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees	0.06%
100.0%

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Master Trust is disclosed below.

	2008	2007
AT&T Shares Fund	99.956%	27.749%
Vanguard Windsor II Admin	99.976%	14.660%
Vanguard US Growth Admin	99.987%	11.416%
T Rowe Price Small Cap Stock	99.990%	12.913%
T Rowe Price Mid Cap Growth	99.995%	13.250%
Capital World Growth and Income	99.961%	11.942%
Morgan Stanley International Equity	99.804%	9.962%
Legg Mason Value Trust Inst	99.958%	10.541%
Asset All Strategy: Growth	99.963%	6.426%
Asset All Strategy: Balanced	99.996%	7.484%
Asset All Strategy: Income	100.000%	8.781%
US Bond Market Index	99.914%	11.579%
S&P 500 Index Fund	99.850%	8.256%
Total US Stock Market Index	100.000%	10.550%
Extended US Stock Market	100.000%	8.073%
International Stock Market Index	99.948%	8.318%
Fidelity Magellan	99.760%	11.733%
Fidelity Equity Income	99.993%	10.592%
Fidelity Low Price Stock	99.888%	13.367%
Fidelity Diversified International	99.928%	10.157%
Fidelity Dividend Growth	99.939%	13.023%
Fidelity High Income	100.000%	11.330%

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

The financial position of the Master Trust at December 31 was as follows:

	2008	2007
Interest bearing cash	$2,828	$10,854
Common stocks	74,657	1,249,715
Registered investment companies	195,205	3,305,791
Common/collective trust funds	65,606	322,601
Investment in AT&T Group Investment Trust (at fair value)	679,998	3,957,831
Master trust investments at fair value	1,018,294	8,846,792
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,269	5,823
	$1,027,563	$8,852,615

Net Depreciation in Fair Value of Master Trust Investments and Total Investment Income for the year ended December 31, 2008

2008
Common stocks	(199,840)
Registered investment companies	(229,747)
Common/collective trust funds	(17,589)
Investments in Group Trust	(101,706)
Total net depreciation in fair value of Master Trust Investments	$(548,882)

Investment income:
Interest	$59,200
Dividends	36,996
Miscellaneous	265
Interest income accrual	15
Total investment income	$96,476

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008, excluding the investment in the Group Trust which is disclosed below.

	Master Trust Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,828	$-	$-	$2,828
Common stocks	74,657	-	-	74,657
Registered investment companies	195,205	-	-	195,205
Common/collective trust funds	-	65,606	-	65,606
Total assets at fair value	$272,690	$65,606	$-	$338,296

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

       AT&T Group Investment Trust Investments

In October 2007, AT&T established the Group Trust to manage assets of pooled investment options between the Master Trust and the AT&T Savings Plan. During 2008, the trust funding the AT&T Savings Plan became a master trust when other AT&T sponsored employee benefit plans transferred its assets into that trust.  Effective March 1, 2008, the AT&T Savings Plan Master Trust was created and became a participating entity in the Group Trust.  Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Group Trust.

Investment income and administrative expenses related to the Group Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

December 31, 2008

AT&T Savings Master Trust	7.4%
BellSouth Savings and Security Plan	9.2%
AT&T Savings Plan Master Trust	83.4%
100.0%

December 31, 2007

AT&T Savings Plan	26.9%
AT&T Savings Master Trust	73.1%
100.0%

The Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

December 31, 2008	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$43	$7,426	$-	$7,469
Common/collective trust funds	-	492,060	143,162	-	635,222
Corporate and other bonds and notes	-	-	171	-	171
Equities	-	1,174,101	250,366	-	1,424,467
Equities – loaned	-	(73,570)	(13,993)	-	(87,563)
Publicly traded partnerships	-	1,242	-	-	1,242
Registered investment companies	752,426	23,407	4,793	5,062	785,688
Registered investment companies – loaned	(37,925)				(37,925)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	23,996	23,996
Synthetic investment contracts
Common/collective trust funds	-	-	-	26,927	26,927
Corporate and other bonds and notes	-	-	-	2,739,026	2,739,026
Corporate and other bonds and notes – loaned				(8,955)	(8,955)
Government securities	-	-	-	3,765,673	3,765,673
Government securities – loaned	-	-	-	(796,733)	(796,733)
Investments short sold (proceeds of $97,067)	-	-	-	(97,762)	(97,762)
Wrap contracts	-	-	-	17,863	17,863
Common/collective trust funds	-	-	-	3,120	3,120
Unsettled trades and other	-	-	-	(158,963)	(158,963)
Market value of securities on loan	37,925	73,570	13,993	805,688	931,176
AT&T Group Investment Trust investments at fair value	752,426	1,690,853	405,918	6,324,942	9,174,139
Unsettled trades and other	3,469	(636)	2,292	(5,499)	(374)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	96,719	96,719
AT&T Group Investment Trust investments	$755,895	1,690,217	408,210	6,416,162	9,270,484
Master Trust’s percentage ownership interest of investments	1.8%	3.1%	2.1%	9.5%	7.4%

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

The Master Trust’s percentage interest in each of the investment fund options within the Group Trust is discussed below.

December 31, 2007	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund		AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$12,771	$4,289	$	---	$17,060
Common/collective trust funds	-	353,432	60,426		-	413,858
Corporate and other bonds and notes	-	445	-		-	445
Equities	-	504,399	162,289		-	666,688
Equities – loaned	-	(33,064)	(9,098)		-	(42,162)
Publicly traded partnerships	-	2,622	-		-	2,622
Registered investment companies	378,875	76,596	1,358		-	456,829
Registered investment companies – loaned	(157,449)	-	-		-	(157,449)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-		64,698	64,698
Synthetic investment contracts
Common/collective trust funds	-	-	-		48,414	48,414
Corporate and other bonds and notes	-	-	-		2,341,762	2,341,762
Corporate and other bonds and notes – loaned	-	-	-		(16,828)	(16,828)
Government securities	-	-	-		1,559,752	1,559,752
Government securities – loaned	-	-	-		(455,383)	(455,383)
Investments short sold (proceeds of $81,273)	-	-	-		(81,541)	(81,541)
Wrap contracts	-	-	-		267	267
Common/collective trust funds	-	-	-		31,637	31,637
Unsettled trades and other	-	-	-		(98,909)	(98,909)
Market value of securities on loan	157,449	33,064	9,098		472,211	671,822
AT&T Group Investment Trust investments at fair value	378,875	950,265	228,362		3,866,080	5,423,582
Unsettled trades and other	1,760	3,905	152		(17,518)	(11,701)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-		8,346	8,346
AT&T Group Investment Trust investments	$380,635	954,170	228,514		3,856,908	5,420,227
Master Trust's percentage ownership interest of investments	30.4%	98.9%	93.4%		69.8%	73.1%

Certain prior year balances have been reclassified to conform to current year presentation.  Specifically, the unsettled trades and other account balance is shown below the investments at fair value as these items relate primarily to due to/due from broker receivables and payables.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Group Investment Trust Investments and
Total Investment Income for the year ended December 31, 2008

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$73	$-	$73
Common/collective trust funds	-	(262,119)	(69,429)	-	(331,548)
Corporate and other bonds and notes	-	-	(7)	-	(7)
Equities	-	(785,039)	(292,308)	-	(1,077,347)
Publicly traded partnerships	-	(1,991)	-	-	(1,991)
Registered investment companies	(59,157)	2,002	-	-	(57,155)
Total net appreciation (depreciation) in fair value of Group Trust Investments	$(59,157)	$(1,047,147)	$(361,671)	$-	$(1,467,975)

Investment income:
Interest	$-	$1,085	$1,784	$271,823	$274,692
Dividends	51,532	23,597	13,572	35	88,736
Securities lending	-	1,632	487	-	2,119
Total investment income of Group Trust Investments	$51,532	$26,314	$15,843	$271,858	$365,547

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2008.

	Group Trust Assets and Liabilities at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$7,426	$43	$-	$7,469
Common/collective trust funds	-	635,222	-	635,222
Corporate and other bonds and notes	171	-	-	171
Equities	1,334,229	2,675	-	1,336,904
Publicly traded partnerships	1,242	-	-	1,242
Registered investment companies	742,701	5,062	-	747,763
Investment contracts:
Guaranteed investment contracts	-	23,996	-	23,996
Synthetic investment contracts:
Common/collective trust funds	-	30,047	-	30,047
Corporate and other bonds and notes	208,230	2,521,841	-	2,730,071
Government securities	-	2,968,940	-	2,968,940
Wrap contracts	-	17,863	-	17,863
Other	-	(256,725)	-	(256,725)
Market value of securities on loan	125,488	805,688	-	931,176
Total assets and liabilities at fair value	$2,419,487	$6,754,652	$-	$9,174,139

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

Financial Instruments With Off-Balance Sheet Risk
In the normal course of operations, Group Trust assets held in the AT&T Stable Value Fund are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

Futures Contracts
On behalf of the Master Trust in 2007 (beginning October 1, 2007) and 2008,  investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan and the AT&T Master Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

At December 31, 2008, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	(39)	6/2010	$ (9,580)
US Treasury Bond Future	(126)	3/2009	(17,394)
US 10-Year Treasury Notes Future	(225)	3/2009	(28,294)
US 5-Year Treasury Notes Future	835	3/2009	99,411
US 2-Year Treasury Notes Future	89	3/2009	19,408
UK Long GILT Future	127	3/2009	22,545
US Treasury Bond Future	(336)	3/2009	(46,384)
US 10-Year Treasury Notes Future	362	3/2009	45,522
US 5-Year Treasury Notes Future	229	3/2009	27,264
US 2-Year Treasury Notes Future	19	3/2009	4,143

       At December 31, 2007, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
90 Day EuroDollar Future	117	9/2008	$ 28,229
90 Day EuroDollar Future	(117)	9/2009	(28,182)
US Treasury Bond Future	(101)	3/2008	(11,754)
US 10-Year Treasury Notes Future	(375)	3/2008	(42,521)
US 5-Year Treasury Notes Future	542	3/2008	59,772
US 2-Year Treasury Notes Future	(83)	3/2008	(17,451)
US Treasury Bond Future	(267)	3/2008	(31,072)
US 10-Year Treasury Notes Future	366	3/2008	41,501
US 5-Year Treasury Notes Future	880	3/2008	97,048
US 2-Year Treasury Notes Future	283	3/2008	59,501

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

        Fully Benefit-Responsive Investment Contracts
The AT&T Stable Value Fund consists primarily of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The AT&T Stable Value Fund invests in GICs and Synthetic GICs.  Synthetic GICs are also referred to as wrapper contracts. At December 31, 2008 and 2007, the assets supporting the Synthetic GICs were owned by the Group Trust and generally consisted of high-quality fixed income securities. At December 31, 2008 the underlying net assets allocated to the Master Trust had a fair value of $605,630 and a contract value of $614,899. At December 31, 2007 the underlying net assets allocated to the Master Trust had a fair value of $2,688,230 and a contract value of $2,694,053.  For the years ended December 31, 2008 and 2007, the average yield earned by the Master Trust on these contracts was 5.06% and 5.07%, and, the average yield earned by the Master Trust adjusted to reflect actual interest rate credited to participants, was 4.57% and 5.25%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2008 or 2007.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts was $17,863 at December 31, 2008 and $267 at December 31, 2007.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Group Trust the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investments, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the AT&T Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s statement of net Assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts and the amount allocated to the Plan totaled $9,261 at December 31, 2008 and $1,292 at December 31, 2007.” If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Master Trust, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

        Securities Lending
The Group Trust is authorized to engage in the lending of certain assets in the Stable Value Fund. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. The fair value of securities on loan was $931,176 and $671,822 and value of collateral held was $954,949 and $684,204 at December 31, 2008 and 2007. The collateral is invested in a common/collective trust fund (classified as Level 2).

In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis for the group trust.

Investment Risk
Investments held by the Master Trust, Group Trust and the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Related Party Transactions and Party-in-Interest
Plan assets are invested in AT&T stock either directly or through the Group Trust or Master Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. In addition, certain investments are managed by State Street and Fidelity as trustee and record keeper as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

AT&T LONG TERM SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS - (continued)
(Dollars in Thousands)

7.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007
Net Assets Available for Benefits per the financial statements	$1,057,972	$1,357,134

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,261)	(1,292)

Net Assets Available for Benefits per the Form 5500	$1,048,711	$1,355,842

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2008:

Total additions per the financial statements	$(173,856)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(9,261)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	1,292

Total income per the Form 5500	$(181,825)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T LONG TERM SAVINGS AND SECURITY PLAN

EIN 13-4924710, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

*	Participant Loans	4.00% - 9.50%	**	31,160

*     Party-in-Interest.

** Participant-directed investment, cost not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Long Term Savings and Security Plan

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 26, 2009

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm